SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer

Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

John J. Doherty

U.S. Bank National Association

100 Wall Street, Suite 1600

New York, NY 10005

Telephone (212) 361-4385

(Name, address and telephone number of agent for service)

Perry Ellis International, Inc.

(Issuer with respect to the Securities)

Florida	59-1162998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000 N.W. 107th Avenue Miami, Florida	33172
(Address of Principal Executive Offices)	(Zip Code)

7.875% Senior Subordinates Notes due 2019

(Title of the Indenture Securities)

ADDITIONAL REGISTRANTS

Name of Additional Registrant	State of Incorporation	I.R.S. Employee Identification Number	Address, Including Zip Code, and Telephone Number, Including Area Code, or Registrant’s Principal Executive Offices
Jantzen, LLC	Delaware	42-1534560	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Supreme International, LLC	Delaware	42-1534564	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

PEI Licensing, Inc.	Delaware	42-1534568	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Jantzen Apparel, LLC	Delaware	51-0348614	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Salant Holding, LLC	Delaware	13-4116384	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Perry Ellis Menswear, LLC	Delaware	13-3402444	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Perry Ellis Shared Services Corporation	Delaware	20-2085469	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Winnsboro DC, LLC	Delaware	N/A	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Tampa DC, LLC	Delaware	20-4534227	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Supreme Real Estate I, LLC	Florida	N/A	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Supreme Real Estate II, LLC	Florida	N/A	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Supreme Realty, LLC	Florida	90-0087796	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

Perry Ellis Real Estate, LLC	Delaware	74-3043466	3000 N.W. 107 Avenue, Miami, FL 33172 (305) 592-2830

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2010 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 2nd of March, 2011.

By:	/s/ John J. Doherty
John J. Doherty
Vice President

Exhibit 2

Comptroller of the Currency

Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. “U.S. Bank National Association,” Cincinnati, Ohio, (Charter No. 24), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHERE OF, I have
hereunto subscribed my name and caused
my seal of office to be affixed to these
presents at the Treasury Department, in the
City of Washington and District of
Columbia, this September 9, 2010.

Acting Comptroller of the Currency

Exhibit 3

Comptroller of the Currency

Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF FIDUCIARY POWERS

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. “U.S. Bank National Association,” Cincinnati, Ohio, (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat.668, 12 U.S.C. 92 a, and that the authority so granted remains in full force and effect on the date of this Certificate.

IN TESTIMONY WHERE OF, I have
hereunto subscribed my name and caused
my seal of office to be affixed to these
presents at the Treasury Department, in the
City of Washington and District of
Columbia, this September 9, 2010.

Acting Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: March 2, 2011

By:	/s/ John J. Doherty
John J. Doherty
Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2010

($000’s)

12/31/2010
Assets
Cash and Balances Due From Depository Institutions	$14,487,388
Securities	51,308,254
Federal Funds	4,252,675
Loans & Lease Financing Receivables	191,819,118
Fixed Assets	5,282,543
Intangible Assets	13,055,167
Other Assets	22,054,399

Total Assets	$302,259,544

Liabilities
Deposits	$211,417,189
Fed Funds	9,951,510
Treasury Demand Notes	0
Trading Liabilities	524,005
Other Borrowed Money	33,939,855
Acceptances	0
Subordinated Notes and Debentures	7,760,721
Other Liabilities	7,839,191

Total Liabilities	$271,432,471

Equity
Minority Interest in Subsidiaries	$1,736,480
Common and Preferred Stock	18,200
Surplus	14,136,872
Undivided Profits	14,935,521

Total Equity Capital	$30,827,073

Total Liabilities and Equity Capital	$302,259,544